GREENBELT RESIDENTIAL LIMITED PARTNERSHIP


                                        January 19, 1995


Dear Springhill Lake Investors Limited Partner:

        We are enclosing disclosure materials and a Green Consent Card to solicit your consent to dissolve the Springhill Lake Investors Limited Partnership. Please fill out, sign and date the Green Consent Card and return it in the envelope provided.

        We urge you to review these materials carefully, and promptly mail your response.

                                        Sincerely,


                                    /s/ Theodore N. Lerner

                                        Theodore N. Lerner







       11501 Huff Court, North Bethesda, Maryland 20895-1094 301/984-1500
                                Fax 301/770-0144






                   GREENBELT RESIDENTIAL LIMITED PARTNERSHIP

                                        January 19, 1995



Dear Springhill Lake Investors Limited Partner:

        You and I share an interest in a real estate project known as the Springhill Lake Apartments in Greenbelt, Maryland (the "Project"). Since your investment 10 years ago, the Project has been under the control of Three Winthrop Properties, Inc. ("Three Winthrop") as managing general partner of Springhill Lake Investors Limited Partnership (the "Investor Partnership").

        Through a family-owned limited partnership, Greenbelt Residential Limited Partnership ("Greenbelt Residential"), I submitted, on December 2, 1994, an offer to Three Winthrop to buy all of the interests of the Investor Partnership in the partnerships that own and operate the Project. Acceptance of this offer by Three Winthrop would provide a cash payment to you of approximately $30,200 per unit of limited partnership interest (a "Unit").

        Greenbelt Residential's offer contemplates its assumption of the existing Project mortgages, and therefore, the Project's lender, AEW #207 Trust, a Massachusetts Nominee Trust (the "Lender"), also must consent to this offer. While the Lender has indicated that it would be happy to consider such an assumption, the assumption request must be made by the Investor Partnership (which would be the case if Greenbelt Residential's offer is accepted by Three Winthrop).

        As you may be aware, I am the single largest equity owner of the Project, having a significant limited partnership interest in the partnerships that own and operate the Project. I have been involved with the Project for over 30 years, and, in my view, the performance of the Project over the last 10 years under the control of Three Winthrop has been disappointing. The Project has not even come close to meeting the original forecasts made by Three Winthrop and its affiliates. I have received no partnership distributions from my substantial equity ownership. (Lerner Corporation, a management company of which I am a majority shareholder, has, however, received management fees for the past ten years pursuant to a property management contract.) You have received only very small distributions over the past ten years and no distributions at all since 1992.

        I have decided that I can no longer sit by and allow this situation to continue. Greenbelt Residential has submitted its offer to purchase the Project for a cash payment of more than $20 million, plus the assumption of the existing mortgages. I have taken this action, notwithstanding my view that I must invest substantial cash in addition to the purchase price and that I must hold the Property indefinitely in order to have at least the chance to get a return on my investment. If Greenbelt Residential purchases the Project, you would receive what I view

       11501 Huff Court, North Bethesda, Maryland 20895-1094 301/984-1500
                                Fax 301-770-0144
as a significant cash distribution in relation to your original cash investment, and you would then have the opportunity to put your money to work for a current return.

        While I believe this offer is attractive to you as an investor limited partner, I am concerned that Three Winthrop -- which I believe has a conflict of interest in considering this offer or any other offer -- will neither accept the offer nor otherwise cooperate with me. I believe this to be the case because Three Winthrop and its affiliates (hereinafter "Winthrop") would receive little of the proceeds from a sale of the Project. Instead, Winthrop has received economic benefits from the Project in the form of fees. Representatives of Greenbelt Residential and Three Winthrop met regarding this offer. Three Winthrop indicated that it would consider the offer.

        Over the last ten years, Winthrop has received total fees in excess of $15,700,000. Upon the initial syndication of the Investor Partnership, Winthrop received direct fees in excess of $13,000 per Unit, for a total of over $8,500,000. During the first three years after the syndication of Units, Winthrop received an additional $2,783,485 as an interest guarantee fee plus $1,344,036 in interest on fees payable to Winthrop. Winthrop's syndication-related fees during the first three years after the syndication of Units totaled over $12,600,000 -- or more than $19,400 per Unit. For each of the past ten years, Winthrop also has collected substantial ongoing fees for management oversight. Those oversight fees alone have been at least $300,000 in each of the last three years and a total in excess of $3,000,000 over the last ten years. Winthrop now proposes to add to its total collected fees of over $15,700,000 by taking over the day-to-day management of the Project from Lerner Corporation. Although Winthrop is restricted to receiving "reasonable compensation for services reasonably and actually rendered," Winthrop has not disclosed the amount of its additional day-to-day management fees and does not appear to have sought competitive bids for its services. Consequently, to Winthrop, a sale of the Project is invariably not in its financial interest.

        I believe that now is the time for the Project or the Investor Partnership's interests in the Project to be sold. If you agree with me and want the Project to be sold now, I ask that you sign, date, and return the enclosed Green consent card, approving a dissolution of the Investor Partnership, thereby requiring its "winding up" and sale of the Project, subject to resolving the matters discussed below with the Lender.

        I am confident that Greenbelt Residential's offer is fair and believe that no third party is likely to make an offer which would be as advantageous to you as this offer. While I do not believe it is necessary, if you approve a dissolution of the Investor Partnership, I would not object to Three Winthrop's soliciting other bona fide proposals for the purchase of the Project. As part of that process, Greenbelt Residential's offer would be considered promptly, along with other bona fide offers, if any, received in the liquidation and winding-up process. You should also know that I have a right of first refusal with respect to a direct or indirect sale of the Project, and, in what I believe to be the unlikely event that a bona fide offer, which is more advantageous to you, is submitted by a third party, I would consider exercising that right of first refusal. See "The Consent Solicitation -- Right of First Refusal" in the Consent Solicitation Statement.

        As described in detail below, I believe it is in the equity owners' interests for the Project to be sold now. Because Winthrop does not have a significant economic incentive to improve the operating performance of the Project, it is my judgment that the Project's performance will not be reversed under Winthrop's management. When Winthrop initially sold interests in the Investor Partnership, it provided hypothetical sale scenarios for a sale of the Project at the end of ten years derived, in part, from its forecasts of rental income and operating expenses. While Winthrop did not promise to sell the Project after ten years, I believe you should now be given the opportunity to get back the value of your remaining investment in the Investor Partnership. These matters are discussed more fully below, as are the terms of Greenbelt Residential's offer. Further details concerning the solicitation to dissolve the Investor Partnership are described in the attached materials.

        Although the solicitation of your consent to a dissolution of the Investor Partnership is intended to enhance the likelihood that Greenbelt Residential's offer ultimately will be accepted by Three Winthrop, you are not being asked to approve the offer at this time. Three Winthrop will control, consistent with its fiduciary duties to you, any sale of the Investor Partnership's assets or the project and the subsequent liquidation and dissolution of the Investor Partnership.

        PLEASE READ THE ATTACHED CONSENT SOLICITATION STATEMENT CAREFULLY WHEN YOU FINISH READING THIS LETTER, AND RETURN THE ENCLOSED GREEN CARD IN THE POSTAGE-PREPAID, RETURN ENVELOPE PROMPTLY.

            IF THE OFFER IS ACCEPTED, EACH INVESTOR LIMITED PARTNER WOULD RECEIVE AN IMMEDIATE AND SIGNIFICANT CASH PAYMENT

        Greenbelt Residential's offer includes the following elements:

          A purchase price for the Investor Partnership's entire interest in the Project consisting of cash of approximately $20,417,000 and Greenbelt Residential's assumption of all obligations of the Investor Partnership under the existing mortgages, having an outstanding principal balance of approximately $62,000,000 as of November 1, 1994. Assumption of the mortgage obligations would require the consent of the Lender. Assumption of the mortgage obligations also would require payment of a fee to the Lender of approximately $620,000, which is included in the purchase price. See Consent Solicitation Statement at "The Offer -- Certain Terms of the Existing Mortgages."

          Net cash proceeds from the offer (after payment of the assumption fee to the Lender and a one percent distribution to Three Winthrop) in the total amount of approximately $19,599,800 would therefore be available for payment by the partnership to the investor limited partners -- approximately $30,200 per Unit. See Consent Solicitation Statement at "The Offer -- Terms of the Offer."

          Because of my familiarity with the Project, Greenbelt Residential is not placing material conditions on closing, nor is its offer conditioned upon obtaining financing. A closing would therefore be possible almost immediately after both parties' signing of the purchase agreement and the obtaining of the limited partners' and the Lender's consent.

                         POSSIBLE ADVERSE CONSEQUENCES
                       OF WINTHROP'S FAILURE TO COOPERATE

                In addition to the net proceeds available for distribution from this offer, I assume that the Investor Partnership will also distribute to you, either in due course or as part of a liquidating distribution your share of any cash from 1994 operations, estimated by Winthrop to be approximately $2,000 per Unit. If Three Winthrop does not accept Greenbelt Residential's offer or otherwise cooperate, the process of soliciting limited partner consents will delay the ultimate sale and might reduce cash distributions from 1994 operations to the limited partners. For example, if Winthrop spends all or part of the cash from 1994 operations to oppose a vote to dissolve the partnership (assuming it is permitted to do so), the amount available for payment to limited partners would be correspondingly reduced. See "The Consent Solicitation" in the Consent Solicitation Statement. Your consent on the enclosed Green card in favor of a dissolution will tell Winthrop that you want to sell now and that you want Winthrop to cooperate.

       WHY I BELIEVE THE OFFER IS FAIR -- COMPARISON TO THIRD PARTY OFFER

                I ask you to compare Greenbelt Residential's offer with the amount for which the Project would have to be sold to a third party in order for you to receive the same net payment that would be available to you if Greenbelt Residential's offer were accepted. The Investor Partnership would have to sell the Project for approximately $88,505,500 in order for you to receive, after payment of my share, the same cash payment that you would receive if Greenbelt Residential's offer is accepted. Here is how such a purchase price would be allocated, if such an offer could be obtained:

                       Illustration of Third Party Offer

                $88,505,500     Assumed purchase price
                (62,000,000)    Existing debt 1
                (620,000)       Loan Transfer Fee 2
                (2,159,534)     Assumed transfer and recordation taxes 3
                (885,055)       Assumed commission 4
                (150,000)       assumed additional costs to the Investor
                                Partnership 5
                22,690,911      Proceeds available for distribution
                (2,893,091)     Share to Lerner as limited partner of operating
                                partnerships 6
                19,797,820      Proceeds available to Investor Partnership
                (197,978)       One percent distribution to Three Winthrop 7
                $19,599,841     Balance available for distribution to limited
                                partners
                $30,200         Balance per Unit


1 Assuming that the Lender permits another buyer to assume the current mortgage. If not, as of the date hereof, a prepayment penalty of approximately $5,000,000 would be imposed, reducing the proceeds to limited partners by that amount. The amount of the prepayment penalty will fluctuate.

2         Fee payable to Lender if assumption is allowed.

3 Assumed to be 2.44% of gross purchase price. While this cost may be avoided by a purchase of interests in operating partnerships, a third-party purchaser, not already familiar with the Project, would be less likely for legal reasons to take this approach.

4 Assumed to be one percent (1%) of the gross purchase price, a market rate commission.

5 Assumed costs to Investor Partnership of buyer due diligence because of unfamiliarity with Project.

6 Assuming a 12.75% share under the partnership agreements for each of the operating partnerships. My interest is based on the relative initial capital investments of the Investor Partnership and me ($48,652,285 and $7,108,500, respectively). Such initial investments, along with a 6% return thereon, are paid to the Investor Partnership and me prior to any distributions of net sales proceeds.

7 Distribution contemplated under partnership agreement for tax compliance purposes.

                In order to make a fair market value offer for the Investor Partnership's interests, prior to submitting Greenbelt Residential's offer, I sought the assistance of two independent appraisal firms -- Lipman, Frizzell & Mitchell ("LF&M") and Price Waterhouse LLP ("PW"). I asked LF&M and PW to estimate the market value of the Project as a whole, including both my interest and the interest of the Investor Partnership. Both firms deducted the deferred maintenance and refurbishment that I believe needs to be undertaken. The two firms first provided their estimates of value without taking into account the effect of the current mortgages or the current management agreements. On such a basis LF&M valued the Project at $85,430,000 and PW valued the Project at $88,500,000. The two firms then provided their estimates of value taking into account the current mortgages and management agreements. On such a basis LF&M valued the Project at $78,410,000 and PW valued the Project at $84,600,000. 8 The market value of the Project may increase or decrease from the dates of the appraisals, as a result of, among other factors, changes in prevailing interest rates, vacancy rates, and the Project's cash flow.

                        I BELIEVE IT IS IN THE INTEREST
                        OF ALL INVESTOR LIMITED PARTNERS
                           FOR THE PROJECT TO BE SOLD

                As a result of the disappointing performance of the Project, you and I have seen each of our investments in the Project significantly decline in value. If this offer is accepted, however, the Investor Partnership would be in a position to return to you now, in cash, what I believe to be a significant portion of your original cash investment.

                I believe that the value of the Project can be enhanced only with time, additional cash, and proper direction from a substantial owner. If its offer is accepted, Greenbelt Residential is willing to take these steps. As you may know, I have been involved in the management and operation of the Project for over 30 years. While Lerner Corporation also serves as the day-to-day manager of the Project, Winthrop makes all of the significant decisions concerning the management and operation of the Project. For the reasons described below, I do not have confidence that Winthrop will bring about improved results. Moreover, Three Winthrop has filed a lawsuit seeking to terminate Lerner Corporation's management agreement at the end of January 1995 and take over the day-to-day management responsibilities for the Project for an undisclosed fee. Accordingly, I am concerned that my ability to protect and potentially enhance my investment in the Project will be reduced to an even greater extent when Lerner Corporation's role is terminated.

                From our mutual perspective, I believe that Greenbelt Residental's offer makes a great deal of sense. For the following reasons, however, I am concerned that Winthrop will not accept it.


          8     These appraisals are subject to a number of conditions and assumptions and do not represent (and are not based on) any actual offer for the Project. See Consent Solicitation Statement at "The Offer -- Description of Appraisals."

                        WINTHROP'S CONFLICT OF INTEREST
                            IN CONSIDERING ANY SALE

        For the following reasons, I believe Winthrop faces an inherent conflict of interest in considering any offer:

     WINTHROP HAS NO SIGNIFICANT ECONOMIC INTEREST IN SEEKING A SALE. Winthrop would receive no more than a one-time one percent distribution for tax compliance purposes from the net proceeds of a sale of the Project. Based on this offer, that Winthrop distribution would be less than $200,000. The Project would have to be sold today at a total price in excess of approximately $150,000,000 in order for Winthrop to have a significant share in any net sales proceeds, far in excess of the appraisals described above.

     WINTHROP, IN MY VIEW, HAS NO DIRECT ECONOMIC INCENTIVE TO DEVOTE THE EFFORT AND RESOURCES REQUIRED TO IMPROVE THE CURRENT PERFORMANCE OF THE PROJECT. For Winthrop to receive any incentive management fees, Project net cash flow would need to exceed by more than 20% the levels established in Winthrop's initial forecasts. That result has never has been achieved. For 1993, distributable cash flow would have had to exceed approximately $8,000,000. Actual 1993 cash flow was approximately $460,000.

     WINTHROP DOES, HOWEVER, HAVE A STRONG ECONOMIC INCENTIVE TO PRESERVE ITS CONTINUING OVERSIGHT MANAGEMENT FEE AND OTHER FEES. Winthrop currently receives each year $100,000 plus 1% of the gross rentals and other income from the Project. Fees to Winthrop have totalled $330,463, $330,845 and $323,382 in each of 1991, 1992 and 1993, respectively, and likely will increase in the future if the Project is not sold.

     WINTHROP IS NOW SEEKING TO ADD TO ITS ANNUAL FEES BY TAKING OVER THE DAY-TO-DAY MANAGEMENT OF THE PROJECT FROM LERNER CORPORATION. Although Winthrop can only take reasonable fees for its services, it has not told you how much its additional fees will be nor apparently has it sought competitive bids for those services.

     WINTHROP CONTINUES TO RECEIVE FEES REGARDLESS OF WHETHER THERE IS ANY NET INCOME FROM THE OPERATION OF THE PROJECT, and regardless of the amount of your and my distributions or whether you and I, in fact, receive any distributions.

                          WINTHROP'S FORECASTS VERSUS
                         SPRINGHILL LAKE'S PERFORMANCE

        In early 1985, when Winthrop sold limited partnership interests in the Investor Partnership, it provided hypothetical scenarios for a sale of the Project at the end of ten years, namely year-end 1994. While Winthrop did not promise to sell the Project at that time, Greenbelt Residential's proposal is consistent with those sale scenarios and would not let Winthrop continue to hold onto your money indefinitely. Winthrop might assert that now is not





                                      -8-
the time to sell the Project but, in considering any assertions by Winthrop that the Project will be more valuable in the future, please consider Winthrop's original forecasts regarding the Project. Here is a comparison between Winthrop's forecasts, as set forth in the original offering circular,9 and the actual results of the Investor Partnership:10

     FORECAST -- annual distributions to all limited partners increasing from $16,225 in 1986 to $7,305,793 by 1994, a total of $50,394 per Unit over this period.

     RESULTS -- actual annual distributions to all limited partners amounting to only $1,993,664 since 1986, a total of $3,072 per Unit over the entire 10-year period.

     FORECAST -- Net operating income before debt service of approximately $16,500,000 by the end of 1993.

     RESULTS -- Net operating income before debt service of only approximately $8,700,000 in 1993.

        Greenbelt Residential's offer, rather than trying to predict the future, calls for an immediate and significant payment to you of cash now, not a promise for a rosy future. Its offer would allow you to recoup what I believe to be a significant portion of your original cash investment now.

                        WHY I AM SOLICITING YOUR SUPPORT
                      TO DISSOLVE THE INVESTOR PARTNERSHIP

        Greenbelt Residential's offer is, I believe, fair and reasonable to the Investor Partnership, and I sincerely hope that Three Winthrop accepts that offer. However, to date Three Winthrop has not accepted this offer. I do not believe that Winthrop will give serious consideration to Greenbelt Residential's offer unless you tell Winthrop that the Project should be sold now. Accordingly, I am seeking your approval of the dissolution of the Partnership. To consent to a dissolution, you must sign and date the enclosed Green consent card and return it in the enclosed envelope. The intent of such an action would be to force a sale of the Project now by Three Winthrop.


_________________

 9       See Financial Forecast included  as Exhibit A to Confidential  Offering
          Memorandum dated January 16, 1985.

10       Based  on Annual  Reports on  Form 10-K  filed with  the Securities and
          Exchange Commission for Springhill Lake Investors Limited Partnership.




                                      -9-

        Because a "dissolution" of the Investor Partnership constitutes a default under the current mortgages, Greenbelt Residential will not formally deliver consents to Three Winthrop without written confirmation from the Lender that delivery of such consents will not be treated as a default. The Lender has indicated that it is not prepared to consider this issue at this time, and there can be no assurance that the Lender will provide such written confirmation. The consequences of such a dissolution are more fully described in the enclosed Consent Solicitation Statement at "The Offer -- Certain Terms of the Existing Mortgages."

        IF YOU HAVE ANY QUESTIONS ABOUT THE MATTERS DESCRIBED IN ANY OF THESE MATERIALS, PLEASE CALL ME OR ED COHEN OR BOB TANENBAUM AT (301) 984-1500 OR TOLL-FREE AT 1-800-953-7637.

                                        Very truly yours,



                                        Theodore N. Lerner







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                   GREENBELT RESIDENTIAL LIMITED PARTNERSHIP


   -------------------------------------------------------------------------
              CONSENT SOLICITATION STATEMENT TO THE UNITHOLDERS OF
                 SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
   -------------------------------------------------------------------------

To the Holders of Units Representing Limited Partnership Interests of Springhill Lake Investors Limited Partnership:

        This Consent Solicitation Statement is being furnished to holders of units of limited partnership interest ("Unitholders") of Springhill Lake Investors Limited Partnership (the "Investor Partnership") in connection with the solicitation (the "Consent Solicitation") by Greenbelt Residential Limited Partnership ("Greenbelt Residential") of consents to a resolution approving the liquidation and dissolution of the Investor Partnership (the "Resolution") and calling for a prompt and orderly sale and disposition of its assets.

        This Consent Solicitation Statement and the enclosed Green Consent Card are being furnished to Unitholders on or about January 19, 1995. The Resolution will become effective at the earliest time at which unrevoked consents of Unitholders holding at least a majority of the interests in the Investor Partnership are delivered by Greenbelt Residential to Three Winthrop Properties, Inc. ("Three Winthrop"), the managing general partner of the Investor Partnership. Greenbelt Residential will not formally deliver such consents, thereby arguably triggering a "dissolution" of the Investor Partnership, without written confirmation from the Project's lender. AEW #207 Trust, a Massachusetts Nominee Trust (the "Lender"), that delivery of such consents will not be treated as a default under the loan documents. The Lender has indicated as of December 12, 1994 that it is not prepared to consider whether such an action would be deemed an event of default. This Consent Solicitation will expire, unless extended by Greenbelt Residential in its sole discretion, on March 7, 1995.

        Greenbelt Residential is a newly formed Maryland limited partnership organized for the purposes of conducting the Consent Solicitation and making the Offer (as defined below). The sole general partner of Greenbelt Residential is Planden Corporation, a Maryland corporation. The sole limited partner of Greenbelt Residential is Lerner Enterprises Limited Partnership, a Maryland limited partnership comprised of Mr. Theodore N. Lerner and members of his family ("Lerner Enterprises"). Members of Mr. Lerner's family are the sole stockholders of Planden Corporation and partners of Lerner Enterprises. See "Certain Information Concerning Greenbelt Residential."

        Prior to the mailing of this Consent Solicitation Statement, Greenbelt Residential submitted an offer (the "Offer") to Three Winthrop, to acquire the entire interest of the Investor Partnership in each of the ten Operating Partnerships (as defined herein) of which the Investor Partnership is the general partner. The Operating Partnerships collectively own and operate the 2,899-unit apartment complex and related amenities known as Springhill Lake Apartments (the "Project"). The remaining interest in each of the ten Operating Partnerships is owned, as a limited partner, by Mr. Lerner. As described more fully under the caption "The Project and the Partnerships," Mr. Lerner's percentage interest in distributions from the Operating Partnerships ranges between 10% and 15%, with distributions from a sale of the Project being made 12.75% to Mr. Lerner and 87.25% to the Investor Partnership.






        The terms of the Offer, as described herein, contemplate a purchase price for the Investor Partnership's entire interest in all of the Operating Partnerships consisting of $20,417,778 in cash and Greenbelt Residential's assumption of all obligations of the Investor Partnership under the existing mortgages, having an outstanding principal balance of approximately $62,000,000 as of November 1, 1994. Any such assumption of the existing mortgages will require the consent of the Lender. See "The Offer -- Certain Terms of Existing Mortgages." While the Lender has indicated that it would be happy to consider such an assumption, any such request must be made by the Investor Partnership (which would be the case if the Offer is accepted). Greenbelt Residential believes that the Offer is the economic equivalent of a sale of the entire Project to a third party at a purchase price of $88,505,500 -- in excess of the market value of the Project as estimated by two independent appraisal firms as of July 18, 1994 and September 12, 1994, respectively. See "The Offer -- Description of Appraisals." Greenbelt Residential believes that the Offer affords Unitholders an attractive opportunity to receive a cash payment which represents, in Greenbelt Residential's view, a significant part of their original cash investment in the Investor Partnership. The Offer, if accepted and if the Lender's consent is obtained, would result in net cash proceeds in the total amount of approximately $19,599,800 being available for payment to the limited partners, representing cash in the amount of approximately $30,200 per Unit. See "Terms of the Offer."

        In addition, the Investor Partnership has announced that it expects to make cash distributions from 1994 operations in 1995. Greenbelt Residential assumes that the Investor Partnership will make such cash distributions in due course -- estimated by Three Winthrop to be $2,000 per Unit for 1994. Such cash may be reduced, however, if Three Winthrop expends this cash in an effort to oppose this Consent Solicitation (assuming it is permitted to use those funds for that purpose).

        The Consent Solicitation is intended to enhance the likelihood that the Project will be sold by demonstrating Unitholders' support for a sale of the Project now. Greenbelt Residential believes that the Offer is fair and that no third party is likely to make an offer which would be as advantageous to Unitholders. Unitholders are being asked only to approve the Resolution (which is intended to instruct Three Winthrop to consider offers and sell the Project as part of the liquidation and dissolution process) and are not being asked to approve the terms of the Offer. If the Resolution is approved, the Offer, together with other bona fide offers, if any, received by the Investor Partnership will be given consideration by Three Winthrop in the liquidation process. Three Winthrop will control, consistent with its fiduciary duties to Unitholders, any sale of the assets or the Project and the subsequent liquidation and dissolution of the Investor Partnership. Mr. Lerner has, however, a right of first refusal under the terms of the partnership agreements for the Operating Partnerships to match, on identical terms, any such offer received by Three Winthrop and subsequently approved by Unitholders. See "The Offer -- Right of First Refusal."

        If you have any questions or need assistance in voting your interests, please call Georgeson & Company, Inc. ("Georgeson"), which is assisting in this Consent Solicitation, toll free at 1-800-223-2064 or collect at the telephone numbers listed on the back cover page of this Consent Solicitation Statement.

                        THE PROJECT AND THE PARTNERSHIPS

        The Project consists of a 96-building, 2,899-unit garden apartment complex located on 154.1 acres of land in Greenbelt, Maryland. In addition to apartment buildings and land, the Project contains an eight-store shopping center, a day care center, two olympic-sized swimming pools, six tennis courts and a clubhouse. The Project is located just inside the Capital Beltway, the major circumferential expressway serving the Washington, D.C. metropolitan area.

        The Investor Partnership was organized as a Maryland limited partnership under the Maryland Revised Uniform Limited Partnership Act on December 28, 1984 for the purpose of investing as a general partner in ten limited partnerships (collectively, the "Operating Partnerships"), each of which is a Maryland limited partnership owning a section of the Project. The Investor Partnership is the sole general partner and Mr. Lerner is the sole limited partner of each of the Operating Partnerships.

        Based solely on the Investor Partnership's annual report on Form 10-K for the year ended December 31, 1993, the general partners of the Investor Partnership are Three Winthrop and Linnaeus-Lexington Associates Limited Partnership ("Linnaeus-Lexington"). Three Winthrop is a Massachusetts corporation which is a wholly-owned subsidiary of First Winthrop Corporation, a Delaware corporation which is wholly-owned by Winthrop Financial Associates, a Maryland public limited partnership ("WFA"). Linnaeus-Lexington is a Massachusetts limited partnership whose general partners are Arthur J. Halleran, Jr. and Jonathan W. Wexler. Mr. Halleran is the managing general partner of Linnaeus-Lexington. The other partners of Linnaeus-Lexington are present and former officers of WFA and First Winthrop Corporation. Messrs. Halleran and Wexler are directors of First Winthrop Corporation and Three Winthrop, and Mr. Halleran is the sole general partner of the general partner of WFA. Three Winthrop is the managing general partner of the Investor Partnership. (Collectively, Three Winthrop and its affiliates are referred to herein as "Winthrop").

        In a recent filing on Form 8-K dated December 16, 1994 relating to a change in control of the Investor Partnership, the Investor Partnership announced that Linnaeus Associates Limited Partnership, a Maryland limited partnership ("Linnaeus"), Mr. Halleran, the sole general partner of Linnaeus, and certain other individuals who comprise the senior management of WFA, entered into an investment agreement with Nomura Asset Capital Corporation, a Delaware corporation. Linnaeus is the sole general partner of WFA, which in turn is the sole shareholder of Three Winthrop.

        One of the original investors in the Project, Mr. Lerner, has been actively involved in its management and operation for over 30 years. In 1983, when the other original investors sold their interests in the Project, Mr. Lerner retained his own interest and contracted with the other investors to acquire the remaining interests in the Project for a purchase price of approximately $73,316,500. Mr. Lerner then assigned this purchase contract to Winthrop. Pursuant to the Offering Memorandum, as defined below, Winthrop syndicated interests in the Investor Partnership, a portion of the proceeds of which were used to acquire the interests in the Operating Partnerships. Mr. Lerner retained, as sole limited partner, the balance of the interest in each of the Operating Partnerships.

        As set forth in its confidential offering memorandum dated January 16, 1985 (the "Offering Memorandum"), Winthrop capitalized the Investor Partnership through the syndication of 649 Units (or fractions thereof) at a price of $62,500 per Unit -- a total investment of $40,562,500. In connection with that syndication and the acquisition of the Project, Winthrop received fees in excess of $8,500,000 -- more than $13,000 per Unit -- consisting of $5,297,111 as fees for various services in connection with the acquisition, monitoring, and financing of the Investor Partnership's interest in the Operating Partnerships and $3,212,500 as commissions for selling Units. Mr. Lerner received a $300,000 brokerage fee in connection with his services in arranging the Investor Partnership's acquisition of the interests in the Operating Partnership and a $500,000 consultation fee, paid $200,000 upon the admission of Unitholders, $200,000 in 1986, and $100,000 in 1987. A portion of Mr. Lerner's fees was used to defray third party expenses. Winthrop applied only $15,316,500 of the total contribution of Unitholders toward the purchase price of the Project
(approximately $23,600 per Unit), with the balance of the contribution used or set aside for capital improvements, investor "reserves," real estate tax escrow, interest expense and related fees, and various other fees and expenses.

        During the first three years after the syndication of Units, Winthrop received an additional $2,783,485 as an interest guarantee fee plus $1,344,036 in interest on fees payable to Winthrop. For each of the last 10 years, Winthrop also has collected substantial ongoing fees for management oversight. See "Certain Information Concerning the Investor Partnership."

        The partnership agreements for each of the Operating Partnerships provide that each year the Investor Partnership receives 90% and Mr. Lerner receives 10% of all partnership cash flow distributions after each of the Investor Partnership and Mr. Lerner have received an amount equal to 6% of the average daily balance of their capital investment (or deemed capital investment in the case of Mr. Lerner). The same agreements provide that proceeds of capital transactions (such as a sale of the Project) are to be distributed pro rata to the Investor Partnership and Mr. Lerner in accordance with their respective capital investments until they have each received a full return of their capital investment (in Mr. Lerner's case, his deemed investment) plus a 6% annual return thereon. After the Investor Partnership and Mr. Lerner each has received a full return of its or his capital investment (in Mr. Lerner's case, his deemed investment), partnership cash flow and capital proceeds distributions are divided 85% to the Investor Partnership and 15% to Mr. Lerner. Furthermore, since the Investor Partnership was given capital account credit of $48,652,285 (based upon its cash contribution, including certain deferred interest) and Mr. Lerner was given capital account credit of $7,108,500 (based on the agreed upon value of his interest), payments of the 6% return on capital and returns of capital are made in a ratio that represents an approximate allocation of 87.25% to the Investor Partnership and 12.75% to Mr. Lerner.

        Lerner Corporation, of which Mr. Lerner is president and majority stockholder, acts as day-to-day manager of the Project pursuant to a management agreement which, after January 1995, may, by its terms, be terminated by Three Winthrop upon 90 days written notice. Winthrop is disputing the date on which it can terminate the management agreement, arguing that notice of termination may be given prior to and effective on January 31, 1995, and has filed a complaint in a Maryland state court seeking a declaratory judgment on this matter. See "Certain Information Concerning Greenbelt Residential." Winthrop Management, an affiliate of Three Winthrop, has primary responsibility for oversight management of the Project, including the duty and power to establish leasing policies, set rents, and implement capital improvements. As between Winthrop and Lerner Corporation, the Management agreement provides ultimate decision-making responsibility to Winthrop. Indeed, in the event of disputes between Lerner Corporation and Winthrop's representative, the decision of Winthrop's representative is final and binding.

                                   THE OFFER

General

        Greenbelt Residential has presented the Offer to Three Winthrop and intends to resubmit the Offer if the Resolution is approved. The terms of the Offer, as summarized below, are set forth in a Partnership Interest Purchase Agreement (the "Purchase Agreement") which has been delivered to Three Winthrop. Unitholders are not being asked to approve the Offer at this time. If the Offer is accepted by Three Winthrop, Three Winthrop will seek approval of the specific terms of the Offer by Unitholders. If the Offer is not accepted by Three Winthrop, but the Resolution is adopted, Three Winthrop will control, consistent with its fiduciary duties to Unitholders, any sale of the assets of the Investor Partnership or Project and subsequent liquidation and dissolution of the Investor Partnership. Mr. Lerner has, however, a right of first refusal to match, on identical terms, any such bona fide offer recommended by Three Winthrop and approved by the Unitholders. See "The Consent Solicitation -- Right of First Refusal."

Terms of the Offer

        The acquisition of the Investor Partnership's entire interest in the Operating Partnerships is contemplated by the terms of the Purchase Agreement.
The Purchase  Agreement contains  two elements  to the  purchase price:   a cash
portion equal to $20,417,778 and an assumption by Greenbelt Residential of all obligations of the Investor Partnership under the existing first and second mortgages, having an outstanding principal balance of approximately $63,000,000 as of November 1, 1994. An assumption of the first and second mortgages will
require the  consent of  the Lender.   For  the reasons  set forth in the letter
accompanying this Consent Solicitation Statement and because Mr. Lerner will not receive any of the sale proceeds from the Offer for his interest in the Operating Partnerships (which would not be the case if the Project, rather than Investor Partnership's interest in the Project, were being sold), Greenbelt Residential believes that the Offer is the economic equivalent in terms of the cash available for distribution to Unitholders of a sale of the entire Project to a third party pursuant to a contract having a purchase price of $88,505,500
- -- in excess of the market value of the Project as determined by two independent
appraisal firms as of July 18,  1994 and September 12, 1994, respectively.   See
"The Offer -- Description of Appraisals." Greenbelt Residential believes that the Offer affords Unitholders an attractive opportunity to recoup a significant part of their original investment in the Investor Partnership. The market value of the Project may increase or decrease prior to the consummation of any sale as a result of, among other factors, changes in prevailing interest rates, vacancy rates, and the Project's cash flow.

        If the Offer is accepted and the consent of the Lender is received (see "The Offer -- Certain Terms of Existing Mortgages"), the Unitholders will be allocated an aggregate cash amount equal to approximately $19,599,800. Based on the 649 Units outstanding, Greenbelt Residential believes that aggregate net cash available for payment to Unitholders would be approximately $30,200 per Unit. Greenbelt Residential also assumes that the Investor Partnership likely would distribute to Unitholders in due course cash from 1994 operations, estimated by Three Winthrop to be approximately $2,000 per Unit. Such cash may be reduced if Three Winthrop expends this cash in an effort to oppose this Consent Solicitation (assuming it is permitted to use those funds for that purpose).

        The Purchase Agreement contemplates that, subject to receiving the requisite consent of the Lender and Unitholders, and the Operating and Investor Partnerships being in a position to deliver good title to the Project and the interests in the Project, respectively, Greenbelt Residential will close immediately on the proposed acquisition of the Partnership assets, without any contingency for Greenbelt Residential to perform additional due diligence and testing of the Project.

        Greenbelt Residential has reserved the right to withdraw or modify the Offer at any time prior to its acceptance by Three Winthrop.

Certain Terms of Existing Mortgages

        The Offer contemplates that Greenbelt Residential will assume the responsibilities under the existing mortgages. Thus, the Lender's consent to keep its loans in place is required for any sale, conveyance or transfer of the Project by the Operating Partnerships or if the Investor Partnership transfers all of its interests in the Operating Partnerships. The Lender may not withhold or unreasonably delay its consent, however, if all of the following conditions are met: (i) the ratio of net cash flow to debt service is at least 1.325; (ii) the outstanding principal balance of the loan shall be no more than 70% of the fair market value of property; (iii) the proposed transferee is a single purpose entity whose sole asset shall be its interest in the property; (iv) a substitute indemnitor, who meets the Lender's requirements of minimum net worth, assumes the indemnification obligations under the loan; (v) the Investor Partnership pays a transfer fee equal to 1% of the outstanding principal balance of the loan to the Lender; and (vi) no more than one such transfer occurs during the term of the loan. If the Offer is accepted by Three Winthrop, Greenbelt Residential believes that the Investor Partnership will cooperate in requesting the consent of the Lender to the assumption.

        If Three Winthrop accepts the Offer, but the Lender determines that any of the above conditions are not met, Greenbelt Residential would seek to cause the Investor Partnership, under the terms of the loan documents, to prepay partially the principal amount of the loans. Any partial paydown of principal could result in a prepayment penalty and a corresponding reduction in the net proceeds available for distribution to the Unitholders unless Greenbelt Residential elects to modify its offer at that time to fund any such potential prepayment penalty. Three Winthrop would be required, however, to submit the terms of any such revised offer to Unitholders for approval.

        The loan agreements also provide that the "dissolution" of the Investor Partnership would constitute a default thereunder and would provide the Lender with numerous remedies, including the right to accelerate the loan. Greenbelt Residential intends to seek the consent of the Lender prior to taking any action which could arguably constitute such a "dissolution." Specifically, Greenbelt Residential will not deliver consents obtained pursuant to this Consent Solicitation to Three Winthrop, thereby arguably triggering a "dissolution" of the Investor Partnership, without written confirmation from the Lender that delivery of such consents will not be treated as a default.

Financing of the Offer

        Greenbelt Residential will obtain all of the funds necessary to finance the cash portion of the Offer from Lerner Enterprises and/or its affiliates. Such funds will be provided from cash-on-hand and through borrowings under bank and/or other credit facilities. The Offer is not subject to a financing contingency.

Description of Appraisals

        In connection with preparing the Offer, Price Waterhouse LLP ("PW") and Lipman Frizzell & Mitchell LLC ("LF&M"), each independent appraisal firms, were retained to appraise the value of the entire Project as of the dates set forth in their respective appraisal reports. The following description of the appraisal reports does not purport to be complete but contains a summary of certain statements in the full appraisal reports.

        Price Waterhouse LLP Appraisal Report. The PW appraisal sought to ascertain the market value as of September 12, 1994 of the Project, defined as "the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus." In valuing the Project, PW relied primarily on the income capitalization and sales comparison approaches. Under the income capitalization approach, PW considered the Project's capacity to generate income. Value then was derived by converting future benefits (i.e., cash flow and future sales proceeds) into value through the use of a capitalization rate or a discount factor. Under the sales comparison approach, PW determined the value based upon an analysis of sales of comparable properties and a comparison of such sales data to the Project.

        PW used two methods of analysis under the income capitalization approach to value, direct capitalization and discounted cash flow. In the direct capitalization approach, assumptions with respect to the market's view of growth in income and property value are inherent in the capitalization rate selected for the property. To arrive at an indication of value by direct capitalization, PW calculated net operating income and divided such net operating income by an overall capitalization rate of 10.25%. PW then deducted from that result refurbishment expenses and near term capital expenditures, estimated by Lerner Corporation to be approximately $4,236,500 as of the date of the PW appraisal. In the discounted cash flow analysis, growth factors are addressed in the cash flow assumptions. Capital expenditures, including $4,236,500 for short-term capital expenditures, were deducted in the first year of this analysis. PW estimated indications of market value by direct capitalization analysis and discounted cash flow analysis as described above to be $90,300,000 and $88,000,000, respectively.

        Using the sales comparison approach, PW analyzed comparable apartment complex sales in terms of price per unit, price per square foot, and on an effective gross income multiplier ("EGIM") basis. The EGIM basis measures the relationship between the effective gross income of the comparable property and its total sales price. With this data, PW used a linear regression model, comparing the net income per unit and per square foot to the price per unit and per square foot of each comparable property, as well as the operating expense ratio to the EGIM. Value indications for the Proejct then were derived by inputing its stabilized net income per unit, net income per square foot, and operating expense ratio into the regression model.

        Under the sales comparison approach described above, PW estimated the market value of the Project to be $91,000,000, prior to deducting the refurbishment expenses and near term capital expenditures of approximately $4,236,500. Taking such items into account, PW estimated the market value of the Project under the sales comparison approach to be $87,000,000.

        The three approaches to value considered by PW produced values ranging from $90,300,000 to $87,000,000. Each approach took into account Lerner Corporation's estimate of refurbishment expenses and near-term capital expenditures which were deducted under each approach to derive an indication of value. Based on its investigations and analysis, PW estimated the value of the Project as of September 12, 1994 (as is) to be $88,500,000, prior to considering the existing financing arrangements and in-place management agreement. For the purposes of its analysis, PW assumed an in-place management agreement with fees equal to 3% of collected revenues (4% of collected revenues through December
1995), with an asset management fee of 1% of collected revenues, plus $100,000. PW found the financing arrangements and in-place management agreement to have a negative impact on value of approximately $3,900,000, resulting in a market value for the Project as of September 12, 1994 (as is) of $84,600,000, subject to the existing financing arrangements and in-place management agreement.

        Lipman Appraisal Report. LF&M estimated the current market value of the Project, as is, as of July 18, 1994. The LF&M appraisal defines market value as "the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently, and assuming the price is not affected by undue stimulus." In estimating the market value of the Project, LF&M used the income and sales comparison approaches to value, with the greatest emphasis placed on the income approach. Under the income approach, LF&M estimated value through an analysis of the income-producing capability of the Project and by applying a direct capitalization rate to estimated net operating income to estimate market value. Under the sales comparison approach, LF&M estimated market value based upon an analysis of sales of comparable properties and a comparison of such sales data to the Project.

        Under the sales comparison approach, LF&M used data from sales of comparable properties to ascertain per unit and per room sales prices. LF&M then adjusted those sales prices in relation to the Project to reflect conditions  of  sale,  location,  age  and condition of improvements, utilities, size, and other factors. As a result of those adjustments and its investigations, LF&M derived a sales price per unit for the Project and estimated the value of the Project to be $88,420,000, prior to any deduction for deferred maintenance. Under the income approach, applying an overall capitalization rate of 10% to stabilized net operating income, LF&M estimated the market value of the Project to be $89,720,000, prior to deducting deferred maintenance. Lerner Corporation estimated deferred maintenance at the time of LF&M's appraisal to be approximately $4,288,750, which was considered by LF&M to be within reason.

        The sales comparison and income approaches produced values of $89,420,000 and $89,720,000, respectively, prior to any deduction for deferred maintenance. Because the Project would be purchased based on its income stream, LF&M relied primarily on the income approach supported by the analysis developed in the sales comparison approach to estimate the market value of the Project. On the bases of its analyses, LF&M estimated the market value of the Project to be $89,720,000, before any deduction for deferred maintenance of approximately $4,288,750. Taking into account such deferred maintenance, LF&M estimated the market value of the Project as of July 18, 1994 (as is) to be $85,430,000.

        As part of its analysis, LF&M next considered the impact on value of the Project's current financing and above-market management contract. LF&M concluded that the existing loans bear an interest rate which was considered to be slightly above market at the time of its appraisal. LF&M estimated the negative impact of the above-market financing to be approximately $3,700,000 resulting in a market value for the Project of $81,640,000, subject to that financing. Finally, LF&M estimated the negative impact of Winthrop's management and oversight fees to be approximately $3,230,000, resulting in a market value for the Project as of July 18, 1994 (as is) of $78,410,000, subject to the existing financing arrangement and Winthrop management agreements.

        LF&M's analysis assumes that the existing financing is assumable by a third party buyer. The appraisal report points out, however, that if the Lender prohibits an assumption of the loans, a pre-payment penalty of approximately $7,993,000 as of the date of its report would be assessed and would result in a further diminution of value of the Project of approximately $4,138,000. As of the date hereof, Greenbelt Residential estimates that this prepayment penalty would be approximately $5,000,000, and LF&M has not been asked to evaluate the impact of such a prepayment penalty on the market value of the Project.

        All financial statements, operating statements, legal descriptions, lease documents, and other information provided to the independent appraisal firms was assumed by such firms to be accurate and correct, and no audit or verification was undertaken. Neither independent appraisal firm assumes responsibility for matters of title. Neither PW nor LF&M prepared the appraisal reports for use in connection with the Consent Solicitation and, as such, did not consider any unique conditions which may affect the value to any particular buyer.

        Lerner Corporation furnished each appraiser with its estimate of necessary refurbishment expenses and near term capital expenditures as of the dates of the respective appraisals. Such expenses and expenditures were taken from the nonrecurring capital expenditure budget for the Project. The difference between the estimate furnished by Lerner Corporation to PW and LF&M reflects actual expenditures in connection with apartment unit refurbishments between the date of each of the appraisal reports.

        Unitholders are urged to exercise care in evaluating the results of the appraisal reports described above. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. As with any appraisal, the methods and assumptions used by PW and LF&M in preparing the appraisal reports were those, in their professional judgment, that they concluded were appropriate. There can be no assurance, however, that such assumptions will materialize or that other or different methods or assumptions might not be appropriate. Moreover, the current appraised value of the Project is not a prediction of the value that the Project may have at any time in the future. Future values of the Project will depend on a variety of factors, including the economic success of the Project, the impact of inflation on property values, local competitive circumstances, and general economic conditions.

        Both PW and LF&M have consented to the use of their reports and being named herein. Greenbelt Residential and the Lerner Corporation have agreed to indemnify PW and LF&M for certain liabilities arising from the use of their appraisal reports in connection with this Consent Solicitation.

                            THE CONSENT SOLICITATION

        Greenbelt Residential is soliciting the consents of Unitholders to approve the Resolution. The purpose of this Consent Solicitation is to direct Three Winthrop to dissolve the Investor Partnership, assuming the consent of the Lender is obtained, and to enhance the likelihood that the Offer will be accepted.

        While the Partnership Agreement does not expressly authorize action by the written consent of the Unitholders in this context, the Partnership Agreement does give Unitholders the right to dissolve the Investor Partnership and does not require that such right be exercised in any particular way. Accordingly, Greenbelt Residential is taking the position that the Resolution can be approved by the written consent of Unitholders holding at least a majority of the interests in the Investor Partnership as described below. Greenbelt Residential's views are not, however, binding on Three Winthrop, and Three Winthrop may seek to challenge the validity of the consents solicited hereby.

        As more fully described under "The Offer--Certain Terms of Existing Mortgages," Greenbelt Residential will not formally deliver the consents solicited hereby to Three Winthrop, thereby arguably triggering a default under the loan documents, without written confirmation from the Lender that delivery of consents will not be treated as such a default. There can be no assurance that the Lender will furnish such written confirmation.

THE RESOLUTION

        Greenbelt Residential is soliciting consents from Unitholders to approve the Resolution which directs Three Winthrop to liquidate and dissolve the Investor Partnership through a sale of its assets. The text of the Resolution is set forth below:


          WHEREAS, Greenbelt Residential Limited Partnership ("Greenbelt Residential") has submitted an offer to Three Winthrop, Inc. ("Three Winthrop") to acquire the assets of Springhill Lake Investors Limited Partnership (the "Investor Partnership"), and a majority in interest of the limited partners believes that such offer or a similar or better offer should be promptly accepted;

          RESOLVED, that upon consideration of the offer presented to the Investor Partnership by Greenbelt Residential and the prospect that the Investor Partnership may succeed in soliciting additional offers to purchase the Investor Partnership's interest in the Project or the Project, it is in the best interest of the Investor Partnership to take the following action and the same hereby is adopted in all respects:

          "Pursuant to Section 5.6(iii) of the Partnership Agreement, the Investor Partnership is hereby dissolved, and, in accordance with Section
     2.5 of the Partnership Agreement, the Investor Partnership shall be liquidated by the sale of all of its assets as soon as practicable, the affairs of the Investor Partnership being wound up as promptly as practicable thereafter."

        Under the terms of Section 5.6(iii) of the Partnership Agreement, a majority in interest of Unitholders may agree to dissolve the Investor Partnership. In accordance with the terms of the partnership agreement for the Investor Partnership and Maryland law, upon a dissolution of the partnership, the Investor Partnership's assets are to be liquidated under the control of Three Winthrop, and the proceeds of the liquidation will first be applied to the payment of all obligations of the Investor Partnership, costs of the liquidation, and the establishing of any reserves deemed necessary. Proceeds remaining thereafter will be distributed to the Unitholders. Such net proceeds may be more or less than the net proceeds available for distribution if the Offer is accepted depending on, among other factors, the purchase price for the Project, the payment obligations of the Investor Partnership, the costs of liquidation, and the reserves deemed necessary to Three Winthrop. Once the Investor Partnership has completed the distribution of all of the proceeds of the liquidation, the Investor Partnership shall file a certificate with the State of Maryland terminating the existence of the Investor Partnership.

        Thus, even if Unitholders consent to the dissolution of the Investor Partnership, Three Winthrop should control the timing and process by which the assets of Investor Partnership are liquidated. If the dissolution is approved, however, Greenbelt Residential will resubmit the Offer to Three Winthrop for consideration, along with any other offers received as part of the liquidation process, if any, and keep such offer open for a period of at least 30 days following delivery of the requisite consents of Unitholders approving the Resolution. During the pendency of this Consent Solicitation and that 30-day period, in Greenbelt Residential's view, Three Winthrop should solicit other proposals and otherwise test the market value of the Project and the competitiveness of the Offer. Greenbelt Residential believes that no bona fide offer more advantageous to Unitholders will be forthcoming.

        Under the terms of the Partnership Agreement, Three Winthrop will be required to solicit the approval of Unitholders of the Offer or to any sale of the Investor Partnership's interest in the Operating Partnerships a sale of the Project. Because Three Winthrop will control the timing and process by which the assets of the Investor Partnership are sold, Greenbelt Residential is unable to predict when such approval will be solicited or when this process will be completed. The market value of the Project may increase or decrease from the time the Resolution is approved until the dissolution and liquidation process is completed as a result of, among other factors, changes in prevailing interest rates, vacancy rates, and the Project's cash flow.

RIGHT OF FIRST REFUSAL

        Under the terms of the partnership agreement of each of the Operating Partnerships, Mr. Lerner has a right of first refusal to match, on identical terms, any offer for a sale of the assets of the Investor Partnership or the Project recommended by Three Winthrop and approved by Unitholders. As described in the Offering Memorandum:

          In consideration for Lerner's agreement to permit sales and refinancings . . ., Lerner has been given a right of first refusal in the event of any sale of the assets of an Operating Partnership, or any sale by the Investor Partnership of part or all of its interest in any Operating Partnership.

thus, if Three Winthrop accepts another bona fide proposal, and the proposal is recommended to and approved by Unitholders, Mr. Lerner may choose, in his sole discretion and in light of the circumstances existing at that time, to exercise his right of first refusal and match the terms of that proposal.

DISSENTERS' RIGHTS

        Unitholders have no right under the terms of the Partnership Agreement or Maryland law to dissent in the liquidation and dissolution of the Investor Partnership or seek an independent appraisal of the Investor Partnership's assets. Accordingly, if Unitholders owning a majority in interest approve the dissolution, Unitholders who do not so consent will be bound by the consent of a majority in interest of the Unitholders.

CONSENT REQUIRED

        One Unit represents a 0.1464% interest in the Investor Partnership; fractions of a Unit represent a corresponding interest in the Investor Partnership (i.e., 1/2 Unit equals a 0.0732% interest in the Investor Partnership). The adoption of the proposed resolutions requires the affirmative consent of Unitholders owning of record at least a majority in interest of the Investor Partnership. A signed, but unmarked, Green Consent Card will be deemed to appoint the persons named therein as proxies for the purpose of consenting to the Resolution. Greenbelt Residential is not aware of any applicable law or provision of the Partnership Agreement that establishes a time period after which the consents solicited hereby would no longer be effective or valid.

UNITHOLDERS OF RECORD

        The terms of the Partnership Agreement do not require the setting of a record date for Unitholders entitled to notice of and to consent to the Resolution. However, only Unitholders who are admitted as limited partners to the Investor Partnership may consent to the Resolution. If your Units are held of record by another person or entity, only that person or entity can consent with respect to your Units. Accordingly, if your Units are so held, please contact such person or entity and give instructions for a consent to be signed with respect to your Units. As of December 31, 1993, the most recent date for which the Investor Partnership has reported such information, there were 674 holders of Units.

REVOCATION OF CONSENTS

        For purposes of Greenbelt Residential delivering consents to Three Winthrop, Unitholders may revoke executed consent at any time before the time the action authorized by the executed consent becomes effective by dating, signing, and delivering a written notice, which clearly expresses the revocation of consent, to Greenbelt Residential at 11501 Huff Court, North Bethesda, Maryland 20895-1094, or by delivering a properly executed, subsequently dated consent card.

        If Units are transferred after delivering an executed consent and before the time the action authorized by such executed consent is effective, and the holders of the transferred Units are admitted to the Investor Partnership as limited partners, such substitution will terminate the right of the prior Unitholder to consent to the Proposals, and any consents as to the transferred Units must be executed by the new substitute limited partner.

SOLICITATION OF CONSENTS

        Consents will be solicited by mail, advertisement, telephone, and in person. Solicitations will be made by certain employees of entities affiliated with Greenbelt Residential, none of whom will receive additional compensation for such solicitations. Greenbelt Residential is requesting brokers, custodians, nominees, and fiduciaries to forward all soliciting materials to the beneficial owners of Units. Greenbelt Residential will, if appropriate, reimburse such brokers, custodians, nominees, and fiduciaries for their reasonable expenses for sending solicitation materials to the beneficial owners of Units.

        The Resolution will become effective at the earliest time at which unrevoked consents of Unitholders holding at least a majority of the interests in the Investor Partnership are formally delivered by Greenbelt Residential to Three Winthrop. Greenbelt Residential will not formally deliver such consents, thereby arguably triggering a "dissolution" of the Investor Partnership, without written confirmation from the Lender that delivery of such consents will not be treated as a default under the loan documents. This Consent Solicitation will expire, unless extended by Greenbelt Residential in its sole discretion, on March 7, 1995.

        The expense  of this  Consent Solicitation  is being  borne by Greenbelt
Residential  or   its  affiliates.     Greenbelt   Residential  will   not  seek
reimbursement for such expenses from the Investor Partnership.

        Greenbelt Residential also has retained Georgeson for solicitation and advisory services in connection with the Consent Solicitation, for which Georgeson will receive a fee of $15,000 together with reimbursement for reasonable out-of-pocket expenses.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS OF DISSOLUTION

INTRODUCTION

        It is not feasible to comment on all aspects of federal, state and local tax laws that may affect a Unitholder as a result of acceptance of the Offer by Three Winthrop, the sale of the Investor Partnership's assets, and the resulting liquidation of the Investor Partnership. The following discussion is a summary of the material federal income tax consequences under present interpretations of federal income tax laws to Unitholders which are United States individual taxpayers or domestic corporate taxpayers. However, the actual tax consequences to a particular Unitholder will depend, in part, on the Unitholder's own tax circumstances. This summary does not address the state, local, or foreign tax consequences of the transactions described herein, nor does it discuss all aspects of federal income taxation that may be relevant to Unitholders in light of their particular circumstances. Except where indicated, the discussion below describes general federal income tax considerations applicable to individuals who are citizens or residents of the United States, and therefore has limited application to domestic corporations and persons subject to special federal income tax treatment, such as foreign persons, tax-exempt entities, regulated investment companies and insurance companies. Accordingly, Unitholders are urged to consult with their own tax advisor with respect to the tax consequences of the acceptance of the Offer, sale of the Investor Partnership's assets and resulting liquidation as they affect such Unitholder individually.

SALE OF ASSETS

        Upon the sale of the Investor Partnership's assets, the Investor Partnership will realize gain equal to the excess of the amount realized on the sale of the Investor Partnership assets over the adjusted tax basis of the Investor Partnership in those assets. In determining his income tax liability, each Unitholder is required to take into account separately his distributive share of the Investor Partnership's gains and losses from the sale or exchange of property described in Section 1231 of the Internal Revenue Code of 1986, as amended (the "Code"), relating to certain property used in a trade or business. Since interests in real property and depreciable property used in a trade or business and held for more than six months result in classification of property as Section 1231 property, except in the case of dealers of such property, it is anticipated that any gain from the sale of the Partnership assets will be treated as Section 1231 gain. The activities of the Investor Partnership are such that they should not be considered dealers in real property. The aggregate net gain or loss recognized on all transactions in any taxable year on the disposition of property described in Section 1231 is taxed as long-term capital gain or as ordinary loss, as the case may be, except that any net gain will be treated as ordinary income to the extent of net losses from the sale or exchange of Section 1231 assets in the previous five (5) years. Greenbelt Residential is unable at this time to determine the exact amount and character of gain or loss that will be allocated to and recognized by any Unitholder as a result of the sale of the Investor Partnership's assets in accordance with the offer.

Income from Partnership Operations

        Any item of income, gain, loss, deduction or credit incurred by the Investor Partnership during the period of liquidation in addition to the income, gain or loss resulting from the sale of Partnership assets in accordance with the Offer will continue to be allocated among the Unitholders as provided in the partnership agreements of the Investor Partnership. Each Unitholder will continue to receive Investor Partnership income tax information to enable him to report his distributive share of all such Investor Partnership items allocated during the period of liquidation.

Receipt of Liquidating Distributions

        The recognition  of gain  or loss  by a  Unitholder as  a result  of the receipt  of  distributions  in  liquidation  of  his  interest  in  the Investor
Partnership is governed by Section 731 of the Code. That Section provides for nonrecognition of gain, except to the extent an amount of money is distributed in excess of the Unitholder's basis in his Units, and the nonrecognition of loss, unless a distribution in complete liquidation consists solely of money, unrealized receivables (as defined in Section 751(c) of the Code) and inventory (as defined in Section 751(d)(2) of the Code). If a loss is recognized, it is equal to the amount by which the Unitholder's predistribution basis in his Units exceeds the amount of money and the adjusted basis of the unrealized receivables and inventory items distributed to him. A Unitholder's adjusted basis in his Units will equal the price originally paid for such units (or the adjusted basis of the property exchanged for such Units) increased by his distributive share of Investor Partnership income and gain and decreased by his distributive share of Investor Partnership losses and the amount of cash distributed to him. Any gain or loss recognized by the Unitholder upon liquidation of the Investor Partnership is treated as gain or loss from the sale or exchange of a capital asset, except in the case of Units held for sale to customers in the ordinary course of a trade or business. Greenbelt Residential is unable at this time to determine the amount of gain or loss that will be recognized by any Unitholder as a result of the receipt of distributions in liquidation of his interest in the Investor Partnership.

Passive Activity Loss Provisions

        The passive loss limitations generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities that are not in excess of the taxpayer's income from such passive activities or investments. Passive activities are, in general, activities in which a taxpayer does not materially participate, such as those of the Investor Partnership. As a result of these rules, net passive losses from the Investor Partnership cannot be used to offset passive income from other sources and are separately carried forward. However, all losses previously disallowed to a Unitholder under the passive activity loss rules and not offset against income from the sale of Investor Partnership assets in accordance with the Offer may be deducted by such Unitholder in the year in which the liquidation is completed, or if earlier, upon a taxable sale or other disposition of the Unitholder's entire interest in the Investor Partnership to an unrelated party. In addition, deductions previously disallowed to a Unitholder by the at risk limitations will be allowed to the extent of income and gain recognized in the sale of Partnership assets in accordance with the Offer and liquidation or recognized upon the disposition of the Unitholder's interest in the Investor Partnership.

              CERTAIN INFORMATION CONCERNING GREENBELT RESIDENTIAL

        Greenbelt Residential is a newly formed Maryland limited partnership organized for the purposes of conducting the Consent Solicitation and making the Offer.

        The general partner of Greenbelt Residential is Planden Corporation, a Maryland corporation. Planden Corporation serves as general partner of several Lerner-related limited partnerships. The sole stockholders of Planden Corporation, each owning approximately 1/3 of the common stock, are Edward L. Cohen, Judy L. Lerner, and Robert K. Tanenbaum, each a member of Mr. Lerner's family. As general partner of Greenbelt Residential, Planden Corporation has a 1% interest in Greenbelt Residential.

        Lerner Enterprises is the sole limited partner of Greenbelt Residential. Lerner Enterprises is a Maryland limited partnership comprised of Mr. Lerner and members of his family. The general partners of Lerner Enterprises are Mr. Lerner, Annette M. Lerner, Mark D. Lerner, Debra Lerner Cohen, and Marla Lerner Tanenbaum. The limited partners of Lerner Enterprises are two Lerner family trusts. As the sole limited partner of Greenbelt Residential, Lerner Enterprises has a 99% interest in Greenbelt Residential.

        Lerner Corporation  is a  real estate  management company  of which  Mr.
Lerner is president and majority stockholder. Lerner Corporation serves as the day-to-day manager of the Project under a management agreement which, after January 1995, may be terminated by Three Winthrop upon 90 days written notice. Winthrop is disputing the date on which it can terminate the management agreement and take over the management of the Project, arguing that notice of termination may be given prior to and effective on January 31, 1995, and has filed a complaint in a Maryland state court seeking a declaratory judgment on this matter. Lerner Corporation believes Winthrop's complaint is without merit and intends to contest the action.

        Under the terms of a management agreement, Lerner Corporation receives a fee equal to 4% of gross rents actually collected, payable monthly. The fee charged to operations during 1993, 1992, and 1991 amounted to $893,529, $923,381, and $921,853, respectively. In addition, leasing fees for the commercial space at the Project during 1993, 1992, and 1991 amounted to $638, $810, and $1,145, respectively.

        Lerner Corporation presently leases and manages over 6,000 apartment units and approximately 3.8 million square feet of office and retail space in the Washington, D.C. area. Lerner Corporation employs approximately 470 people.

        On December 27, 1994, Mr. Lerner filed a lawsuit against Three Winthrop seeking an accounting, money damages, and other relief. The complaint alleges that Three Winthrop, acting as general partner of the Investor Partnership, breached its fiduciary duty to Mr. Lerner in various ways, including by failing to make proper distributions of the proceeds of the Operating Partnerships and by denying Mr. Lerner access to the books and records of the Operating Partnerships. Three Winthrop has not yet filed an answer to this complaint.

        The principal business address for each of Greenbelt Residential, Lerner Enterprises, and Lerner Corporation is 11501 Huff Court, North Bethesda, Maryland 20895-1094; telephone 301/984-1500; fax 301/770-0144.

        Theodore N. Lerner, Mark D. Lerner, Robert K. Tanenbaum, and Edward L. Cohen each may be deemed a participant in the Consent Solicitation. Unless otherwise indicated, the current business address of each such person is as set forth above.

        Under the Partnership Agreement, Mr. Lerner, and any "Related Parties" (as defined in the Partnership Agreement) are prohibited from acquiring or owning Units. As of the date hereof, none of the persons identified above or any of their associates beneficially owned any Units.


            CERTAIN INFORMATION CONCERNING THE INVESTOR PARTNERSHIP

        The Investor Partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as required thereunder files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60621 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also can be obtained from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

        The following information regarding the Investor Partnership is qualified in its entirety by reference to, and is derived exclusively from, publicly-available reports filed by the Investor Partnership under the Exchange Act with the Commission. Greenbelt Residential assumes no responsibility for the accuracy or the adequacy of the information included in such reports. Copies of the Investor Partnership's Annual Report on Form 10-K for the year ended December 31, 1993 and quarterly reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994, and September 30, 1994 will be furnished to Unitholders upon request at the address set forth herein.

        The only business of the Investor Partnership is investing as a general partner in the Operating Partnerships, and as such, to cause the Operating Partnerships to own and operate the Project, until such time as a sale, if any, of all or a portion of the Project appears to be advantageous and is permitted under the terms of the Operating Partnerships' partnership agreements. The executive officers of the Investor Partnership are located at One International Place, Boston, Massachusetts 02110, telephone (617) 330-8600.

        The Investor Partnership does not have any employees. Services are performed for the Investor Partnership by the general partners and agents retained by them. The Operating Partnerships have retained Winthrop Management, a Massachusetts general partnership whose general partners are affiliated with WFA, to be primarily responsible for the management of the Project, including the establishment of leasing policies, the setting of rental rates, the implementation of capital improvements and the supervision of the Project's property manager. Prior to January 1, 1990, another affiliate of WFA performed these services. Winthrop Management is entitled to a fee equal to 1% of gross rents actually collected, payable monthly, and it may also receive a contingent incentive management fee. The management fee for its services amounted to
$223,382,  $230,845,  and  $230,463  in  1993,  1992,  and  1991,  respectively.
Winthrop Financial also receives an annual asset management fee of $100,000, and Winthrop Management is entitled to receive an annual administration fee of $10,000.

        There is no established public trading market for the Units. Trading in the Units is sporadic and occurs solely through private transactions. In addition, transfers of Units are subject to limitations set forth in the Partnership Agreement which require the prior written consent of Three Winthrop to any such transfer.

        The Partnership Agreement requires that Cash Flow (as defined therein) be distributed to the partners in specified proportions (discussed below) at reasonable intervals during the fiscal year and, in any event, no later than 60 days after the close of each fiscal year. The Investor Partnership's ability to make distributions of Cash Flow is limited by the extent to which the Operating Partnerships earn more than sufficient rental and investment income to (a) pay all expenses of the Project, and (b) distribute sufficient Cash Flow to the Investor Partnership to meet the debt service requirements of the mortgage loans and other expenses and current obligations. Cash distributions of $237,502 and $237,502 were paid to the Unitholders in 1992 and 1991, respectively, representing the Cash Flow available for distribution from the preceding year's operations. None of the cash that was distributed represented a return of Unitholders' capital. No distribution was made in 1993 from 1992 operations because the property operated at a deficit in 1992, which was funded from the Investor Partnership's reserves. As of the date hereof, Three Winthrop has announced its intention to resume making cash distributions to Unitholders in early 1995.

        The Partnership Agreement for the Investor Partnership provides that distributions of cash flow shall be made 95% to the Unitholders, .01% to Three Winthrop and 4.99% to Linnaeus-Lexington. After satisfaction of creditors and establishing reserves, distributions of net proceeds from a capital transaction are distributed as follows: (i) first, to Unitholders an amount equal to a cumulative annual 6% return on their unreturned capital investment, (ii) second, to Unitholders to repay their unreturned capital investment; and (iii) third, 70.6% to the Unitholders, 1.0% to Three Winthrop and 28.4% to Linnaeus-Lexington.

        Three Winthrop and Linnaeus-Lexington own all the outstanding general partnership interests in the Investor Partnership. No other person or group was known by the Investor Partnership to be the beneficial owner of more than 5% of the outstanding partnership interests as of March 31, 1994.

        As of December 31, 1993, four limited partners of Linnaeus-Lexington, who are no longer employed by WFA or its affiliates, beneficially owned Units in the Investor Partnership. One person owns a one-half Unit and the other three own one Unit each (less than .01%). No other officer or director or partner of the general partners owns any Units.

        PLEASE INDICATE YOUR SUPPORT OF A SALE OF THE PROJECT BY COMPLETING, SIGNING, AND DATING THE ENCLOSED GREEN CONSENT CARD AND RETURNING IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES.

                                Greenbelt Residential Limited Partnership

January 19, 1995

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        Questions and  requests for  assistance may  be directed  to Georgeson &
Company Inc.  at the  address and  telephone numbers  listed below.   Additional
copies of this Consent Solicitation Statement and the GREEN Consent Card may be obtained as set forth below:



                                   GEORGESON
                                 & COMPANY INC.

                               Wall Street Plaza
                            New York, New York 10005
                            (212) 509-6240 (collect)
                         Call Toll Free 1-800-223-2064